

April 6, 2017

Samuel Goldfinger
Chief Financial Officer
The One Group Hospitality, Inc.
411 W. 14th Street, 2nd Floor,
New York, New York 10014

> **Re: The One Group Hospitality, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2015**
> **Filed March 30, 2016**
> **File No. 001-37379**

Dear Mr. Goldfinger:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Lyn Shenk

Lyn Shenk
Branch Chief
Office of Transportation and Leisure